Exhibit 8.1
[PATTON BOGGS LLP LETTERHEAD]

September 11, 2008	Patton Boggs LLP (202) 457-6000
Board of Directors
First Community Bancshares, Inc.
One Community Place
Bluefield, Virginia 24605-0989
Board of Directors
Coddle Creek Financial Corp.
347 North Main Street
Mooresville, North Carolina 28115
Ladies and Gentlemen:
     You have requested our opinion as to the federal income tax consequences of the proposed merger (the “Merger”) of Coddle Creek Financial Corp., a North Carolina corporation, having its principal place of business in Mooresville, North Carolina (“CCFC”), with and into First Community Bancshares, Inc., a Nevada corporation having its principal place of business in Bluefield, Virginia (“FCBI”), pursuant to the Agreement and Plan of Merger among FCBI and CCFC dated July 31, 2008 (the “Merger Agreement”). All capitalized terms, unless otherwise specified herein, have the meaning assigned to them in the Merger Agreement.
     Our opinions are based on the STATEMENT OF FACTS and our examination of the Merger Agreement, FCBI’s registration statement filed on Form S-4 with the Securities and Exchange Commission on August 29, 2008, as amended (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion. In rendering our opinion, we also have relied upon written representations and covenants by each of FCBI and CCFC included in their respective Certificates of Representations as of the date hereof. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to

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September 11, 2008

observe and perform the terms and conditions thereof, (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete and (v) the Merger will be completed in the manner contemplated by the Merger Agreement and the Registration Statement.
In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Unless otherwise noted, Section references are to the Code as in effect at the date of this letter.
STATEMENT OF FACTS
The respective Boards of Directors of FCBI and CCFC have determined that it is in the best interests of their respective companies and their shareholders to merge CCFC with and into FCBI.
The Merger will be structured as follows:
1.	CCFC will merge with and into FCBI in accordance with the laws of the States of North Carolina and Nevada, the separate corporate existence of CCFC shall cease and FCBI shall survive and continue to exist as a corporation incorporated under the Nevada General Corporation Law; and

2.	FCBI will issue 0.9046 shares of FCBI Common Stock and an amount of cash equal to $19.60 for each share of CCFC Common Stock issued and outstanding immediately prior to the Effective Time of the Merger, except to the extent a CCFC stockholder exercises dissenters rights under applicable law, as described below.
Pursuant to the Merger Agreement, each outstanding share of CCFC Common Stock the holder of which has perfected his right to dissent under North Carolina law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive shares of FCBI Common Stock and cash, and the holder thereof shall be entitled only to such rights as are granted by applicable North Carolina law. Any payments made in respect of Dissenting Shares shall be made by FCBI.
OPINION
Based on the terms of the Merger Agreement, our review of other records and documents, the representations provided in the Certificates of Representations and our review of such matters

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September 11, 2008

of law as we have deemed appropriate and, assuming the Merger occurs in accordance with the Merger Agreement, we are of the opinion that:
1.	The Merger will be a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Code. FCBI and CCFC will each be “a party to a reorganization” within the meaning of Code Section 368(b).

2.	No gain or loss will be recognized by FCBI or CCFC as a result of the Merger.

3.	CCFC shareholders receiving the FCBI Common Stock and cash consideration in exchange for all of his or her shares of CCFC Common Stock generally will recognize gain, but not loss, with respect to each share of CCFC Common Stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the FCBI Common Stock received (including any fractional share of FCBI Common Stock deemed to be received and exchanged for cash) for such share of CCFC Common Stock and the amount of cash received (excluding any cash received in lieu of a fractional share of FCBI Common Stock) in exchange for such share of CCFC Common Stock over (2) the shareholder’s tax basis in such share of CCFC Common Stock, and (ii) the cash received by such shareholder for such share of CCFC Common Stock (Code Section 356(a)(1)). Because the terms of the exchange do not specify the specific shares that a CCFC shareholder exchanges for cash and the specific shares the CCFC shareholder exchanges for stock, a CCFC shareholder who receives cash and shares of FCBI Common Stock will be treated as receiving for each share of CCFC Common Stock a pro rata portion of the total shares of FCBI Common Stock received by the shareholder (including fractional shares deemed received) and a pro rata portion of the total cash (other than for fractional shares) received by the shareholder (Treasury Regulations Section 1.356-1(b)). Except as noted below, gain will be long-term capital gain if the shares of CCFC Common Stock with respect to which the gain is recognized were held as a capital asset at the Effective Time of the Merger for more than one year. If any CCFC shareholder’s receipt of the cash consideration has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the shareholder’s ratable share of CCFCI’s accumulated earnings and profits (Code Section 356(a)(2)). For purposes of determining whether a CCFC shareholder’s receipt of the cash consideration has the effect of a distribution of a dividend, the CCFC shareholder will be treated as if it first exchanged all of its CCFC Common Stock solely in exchange for FCBI Common Stock and then FCBI immediately redeemed a portion of that stock for the cash the CCFC shareholder actually received in the Merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the CCFC shareholder if such receipt is, with respect to the CCFC shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

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4.	A CCFC shareholder’s aggregate basis in the FCBI Common Stock consideration received pursuant to the Merger will be the same as his or her basis in the CCFC Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received, and the amount of cash, if any, treated as received (other than cash for fractional share interest), and increased by the amount treated as a dividend, if any, and the amount of gain, if any, recognized by such shareholder with respect to such share in excess of the portion of such gain that is treated as a dividend (Code Section 358(a)(1)).

5.	A CCFC shareholder’s holding period in each share of FCBI Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of CCFC Common Stock surrendered in exchange for the share of FCBI Common Stock, provided that the exchanged shares of CCFC Common Stock were held by such shareholder as a capital asset at the Effective Time of the Merger (Code Section 1223(1)). No fractional shares of FCBI Common Stock will be issued in the Merger. A CCFC shareholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by FCBI. A CCFC shareholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share, if such receipt of cash is, with respect to the CCFC shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

7.	A CCFC shareholder who exercises his or her dissenter’s rights and receives solely cash in exchange for the shares of CCFC Common Stock will be treated as having received the cash as a distribution in redemption of CCFC Common Stock. Any CCFC shareholder who does not own, actually or constructively, CCFC Common Stock after the exchange will realize and recognize gain or loss measured by the difference between the redemption price and adjusted basis of the CCFC Common Stock surrendered (Code Sections 302(a), 302(b)(3) and 1001).
SCOPE OF OPINION
Since this letter is rendered in advance of the closing of this transaction, we have assumed that the transaction will be consummated in accordance with the Merger Agreement, that all of the information and representations referred to herein will continue to be accurate as of the date of the closing, that all of the documents that have been executed will not be amended, and that any documents that have been presented to us but that will be executed at a later date, will be

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executed without any material changes. We have also assumed the accuracy of the representations made by FCBI and CCFC of which we have made no independent investigation.
The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby.
Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion except for the opinion to be rendered at the Effective Time as requested by Section 7.01(f) of the Merger Agreement. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.
CONSENT
This opinion is being furnished only to FCBI and CCFC and their respective shareholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and references to our opinion in the Registration Statement and the proxy statement/prospectus attached thereto and the inclusion of our opinion in certain bank regulatory filings in connection with the Merger.
Sincerely,
/s/ PATTON BOGGS LLP
PATTON BOGGS LLP